

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Via E-mail
Ms. Pamela Dawn Tesluck
President and Chief Executive Officer
Yukonic Minerals Corp.
593 Polson Avenue
Winnipeg, MB R2W 0P1

> **Re:** **Yukonic Minerals Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 31, 2011**
> **File No. 333-171470**

Dear Ms. Tesluck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In connection with our review of your filing, we reviewed your website located at http://yukonicminerals.com/index.htm. It appears that some of the information located on your website is inconsistent with your filing. For example, we note that page 19 of your filing states that you anticipate that phase one will take approximately six months to complete. However, the Investors link of your website indicates phase one is expected to take three weeks to complete. Please reconcile these statements.

2. Also, we note the News and Media link on your website includes a link to your registration statement filed on December 29, 2010. Please consider providing investors a link to your most recent, amended registration statement.

3. We note your response to comment one in our letter dated January 25, 2011 that you have made changes in the sections indicated to clearly state that your business plan is not yet

complete. We further note the related revisions in your filing. However, your description of business plan and plan of operation sections do not appear to clearly state that your business plan is not yet complete. Please revise.

4. We note your response to comment two in our letter dated January 25, 2011 that "[t]he business plan was created by the Company (i.e. Ms. Pamela Tesluck)." We further note your statement on page 26 that "Ms. Tesluck does not have direct experience in our proposed business plan." Please clarify whether, and if so by whom, Ms. Tesluck received any assistance in creating your proposed business plan. Given Ms. Tesluck's lack of experience in your proposed business, the uncertainty related to exploration stage mining and your lack of financial resources, please also disclose in reasonable detail the business reason(s) for initiating such activity.

5. We note your response to comment three in our letter dated January 25, 2011 that "[yo]ur legal counsel has assisted various companies with their filing of registration statements with the Commission" and that with regard to Amarok Resources, "[y]our legal counsel was engaged for the limited purpose of providing [a legal] opinion." We further note your response to comment four in our letter dated January 25, 2011 that "[t]he Company's legal counsel has been previously engaged by companies who may have been altered [sic] their business plan." For all these companies referenced in your response to prior comments three and four, please clearly state whether your legal counsel was previously or currently involved in, knew that the purpose of this company was/is to engage in a reverse acquisition or other similar arrangement whereby the entity or resulting entity changed or will change its business purpose from that which was described in the prospectus as initially included in the registration statement filed with the Commission. To the extent your legal counsel was involved in such matters, please describe the circumstances (e.g. registrant name, counsel's involvement, etc.) to us in necessary detail. We reissue comments three and four in our letter dated January 25, 2011 as it pertains to these points. Alternatively, please state that your legal counsel has no experience in these types of matters, such as you state for Ms. Tesluck. Please also address the other person(s)/entities in the bullet points as previously requested in our prior comment three.

Registration Statement Cover Page

6. Please revise to include the registration statement file number. Please see Rule 470 of the Securities Act.

Summary, page 5

7. We note your response to comment 12 in our letter dated January 25, 2011 that the discrepancy in the third to last paragraph on page 5 has been revised. However, it does not appear that any revision has been made. Please clarify or revise.

Risk Factors, page 6

Our Stock is a Penny Stock…, page 10

8. We note your response to comment 15 in our letter dated January 25, 2011 that "[t]he captions have been revised to remove the implication that the shares will be traded on the OTC Bulletin Board." However, it does not appear that you have revised the captions of the first two risk factors on page 10. Please revise.

Determination of Offering Price, page 11

9. We note your response to comment 16 in our letter dated January 25, 2011 and the related revisions in your filing. Because there is currently no market for your securities, please revise this section to state that selling security holders will sell at a fixed price until your securities are quoted on the OTC Bulletin Board, if at all, and thereafter at prevailing market prices or privately negotiated prices. Please also make a similar revision in the first sentence of the third paragraph on the prospectus cover page. Please see Item 16 of Schedule A to the Securities Act of 1933.

Description of Business, page 15

General, page 15

10. We note that you have presented your working capital deficit per page 16 as $82,561. However, it appears that your working capital deficit as of December 31, 2010 is $76,217. Please revise.

11. We note your disclosure in the first paragraph on page 16 that the first phase of your exploration program is estimated to cost $20,000, that you have cash reserves of $8,512 and that you "have sufficient funds to enable [you] to complete this initial phase of [y]our exploration program." Please explain how you intend to complete this initial phase of your exploration program in light of your current cash reserves.

Access, Climate, and Physiography, Local Resources and Infrastructure of Our Ram claim, page 16

12. We note your response to comment 28 in our letter dated January 25, 2011 that you "will attempt to obtain clearer maps for [y]our amended filing." Please provide these maps as soon as reasonably practicable.

Geology of Our Ram claim, page 19

13. We note your response to comment 27 in our letter dated January 25, 2011 and the related revisions in your filing. Please further revise the Geology of Our Ram claim

section to use plain English to convey material technical details. For example, please
revise the following statements on page 19:

- "The northwesterly trending fold axes of the stratified rocks are intruded by
  Cretaceous felsic and Permian- Jurassic mafic bodies…"
- "The peneplanation which is reflected in the rounded mountainous terrain tops
  was due to the continental ice sheets while the sharp cirque and U-shaped valleys
  gravel terraces were shaped by the latter alpine glacial reconcentration of the
  ancient detritus…"
- "Repetition of the alluvial process has had occasion to concentrate or redistribute
  these older channels into new auriferous high grade 'Eldorados.'"

Our Planned Exploration Program, page 19

14. We note your response to comment 27 in our letter dated January 25, 2011 and the
related revisions in your filing. Please substantially revise your disclosure to detail the
steps you intend to take to initiate and conduct each phase. For example, please enhance
your disclosure to explain how you intend to retain the necessary personnel and
equipment, the role the personnel will play in each of these phases and whether you
anticipate having any consulting contracts with any of these personnel.

15. We also note your response to comment 31 in our letter dated January 25, 2011 that you
have already explained the purpose of the anticipated $12,000 in total expenditures. In
your filing, please clarify whether, and if so where, this $12,000 is reflected in your
planned exploration program.

Compliance with Governmental Regulation, page 21

16. We note your response to comment 35 in our letter dated January 25, 2011 and the
related revisions in your filing. Please enhance your disclosure of each of your phases to
specify the cost(s) of government approval and/or authorization associated with each
phase. For example, we note phase two provides for $10,000 in budgeting for permitting.
Please explain the type of permitting you are budgeting for and why this allocated
amount is necessary. Please see Item 101(h)(4)(viii) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 26

17. We note your response to comment 47 in our letter dated January 25, 2011 and the
related revisions in your filing. Please specify when Ms. Tesluck *began* her term of
office as director.

18. We further note your response to comment 47 in our letter dated January 25, 2011 and
the related revisions in your filing that "[a]lthough Ms. Tesluck does not have direct
experience in our proposed business plan, Ms. Tesluck has the ability to source and retain
qualified personnel to further our exploration plans." Please enhance your disclosure to

specify the experience Ms. Tesluck has that provides this ability to source and retain qualified personnel. To the extent her supervisory position with the City of Winnipeg is relevant, please specify the type of supervisory role held.

19. We note your response to comment 48 in our letter dated January 25, 2011 that "[t]he Risk Factors on page 9 and the last paragraph on page 21 have been updated to remove any implication that the Company has several officers and directors." It does not appear that you have revised either the first or the last paragraph on page 21 to remove this implication. Please clarify or revise. Please also revise the last sentence of the first risk factor on page 9, the second sentence of page 20 and the first sentence of page 21 to reflect that Ms. Tesluck is your only director. Please review your entire filing for compliance with this comment.

Executive Compensation, page 27

Security Ownership of Certain Beneficial Owners and Management, page 27

20. We note your response to comment 51 in our letter dated January 15, 2011 and the related revisions in your filing stating that "[u]nless otherwise subject to community property laws where applicable, the shareholder named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned." To the extent Ms. Tesluck is subject to community property laws, please clearly state so. Otherwise, please delete the phrase "[u]nless otherwise subject to community property laws where applicable."

Certain Relationships and Related Transactions, page 28

21. We note your response to comment 52 in our letter dated January 25, 2011 and the related revisions in your filing that you have "received $54,324 as a loan from Ms. Tesluck. The loan is payable on demand and bear imputed interest of 8% per annum." To the extent this agreement is in writing, please file it as an exhibit. If this agreement is not in writing, please clearly state so in your response. Please see Item 601(b)(10) of Regulation S-K.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 28

22. We note your response to comment 54 in our letter dated January 25, 2011 and the related revisions in your filing. However, it does not appear that you have reconciled your disclosure in the Indemnification of Directors and Officers section on pages 30 and 31 with Article IX of your Bylaws. Please clarify or revise.

<u>Financial Statements, page 29</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

23. We note your audit report covers your financial statements as of September 30, 2010 and from your date of inception on May 26, 2010 through September 30, 2010. We also note you have updated your amended Form S-1 with a combined presentation of audited financial statements and footnotes along with your unaudited financial statements for the interim period ended December 31, 2010.   Please revise to separately present the audited financial statements and footnotes for September 30, 2010 referenced in your audit report and your unaudited financial statements and footnotes for the period ended December 31, 2010.

24. In connection with the preceding comment, please provide a statement indicating that your unaudited interim financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please see Instruction 2 of Article 8-03 of Regulation S-X.

<u>Part II Information Not Required in the Prospectus, page 30</u>

<u>Recent Sale of Unregistered Securities, page 31</u>

25. We note your response to comment 56 in our letter dated January 25, 2011 that you have added disclosure in this section. However, it does not appear that you have done so.. Please revise or advise.

<u>Undertakings, page 32</u>

26. We note your response to comment 57 in our letter dated January 25, 2011 and the related revisions in your filing. In paragraph 1(ii), please include the word "low" between the words "the" and "or high end" in the penultimate sentence. Please see Item 512(a)(1)(ii) of Regulation S-K.

Please contact Robert Carroll, Staff Accountant, at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Dean Law Corp.